Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, TX 77002
Tel: (713) 375-5000
Fax: (713) 375-6000

January 10, 2017

VIA EDGAR AND HAND DELIVERY

Mr. William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cheniere Energy, Inc.
Cheniere Energy Partners LP Holdings, LLC
Cheniere Energy Partners, L.P.
Sabine Pass Liquefaction, LLC
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed February 19, 2016 and November 3, 2016
Forms 8-K filed January 15, 2016 and February 24, 2016
File Nos. 1-16383, 1-36234, 1-33366, and 333-192373

Dear Mr. Thompson:

Set forth below are the responses of Cheniere Energy, Inc., a Delaware corporation, Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company, Cheniere Energy Partners, L.P., a Delaware limited partnership, and Sabine Pass Liquefaction, LLC, a Delaware limited liability company, (collectively, “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 15, 2016, with respect to Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 19, 2016 (the “10-K”), Form 10-Q for the Quarterly Period Ended September 30, 2016 filed November 3, 2016 (the “10-Q”), and Forms 8-K filed January 15, 2016 and February 24, 2016 (the “8-Ks”) (File Nos. 1-16383, 1-36234, 1-33366, and 333-192373). For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 10-K, 10-Q or 8-Ks.
Form 10-K for Fiscal year Ended December 31, 2015
Cheniere Energy, Inc.
Summary of Critical Accounting Estimates
Goodwill, page 56

1.
Please clarify if you performed a quantitative analysis of goodwill impairment for fiscal 2015. If so, please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Response: Cheniere Energy, Inc. and its management team (the “Company”) acknowledges the Staff's comment and respectfully advises the Staff that it utilized the qualitative evaluation allowed by Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment, as codified in FASB Accounting Standards Codification (“ASC”) 350, Intangibles - Goodwill and Other - Goodwill, in evaluating whether it was more likely than not that the fair value of the reporting unit to which goodwill relates was less than its carrying amount as of October 1, 2015.

The Company has utilized the qualitative approach to assess its goodwill since October 2011. The percentage by which the reporting unit’s fair value exceeded its carrying value as of the most recent fair value calculation date was 23 percent.

The Company advises the Staff that its qualitative analysis at October 1, 2015 took into consideration the factors discussed in FASB ASC 350-20-35-3(c), in addition to other factors it deemed relevant in concluding it was not more likely than not that the fair value of the relevant reporting unit was less than its carrying value, and therefore, the first and second steps of the goodwill impairment test were not necessary.

Recognized goodwill is associated with the Company’s LNG terminal reporting unit whose business activities are principally comprised of development, construction and operation of liquefaction projects. The Company is currently developing and constructing natural gas liquefaction and export terminals in Louisiana and Texas. Each terminal includes a number of planned liquefaction trains (“Trains”), which convert natural gas into liquefied natural gas (“LNG”) so that it can be transported more economically across long distances. While the Company acknowledged the impact of falling oil and natural gas prices and other macroeconomic factors in the performance of its qualitative goodwill impairment assessment, approximately 87 percent of the expected aggregate nominal production capacity across the seven Trains under construction has been sold under long-term 20-year sale and purchase agreements (“SPAs”), equating to approximately $4.3 billion annually in fixed fees. Having such a significant portion of the expected aggregate nominal production capacity sold under long-term contracts with a portion of the LNG contract sales price based on a fixed fee substantially limits the Company’s exposure to fluctuating commodity prices. Under the SPAs, LNG pricing includes two components—(1) 115 percent of the NYMEX Henry Hub index for the month in which a cargo is scheduled plus (2) a fixed fee. The Company will purchase natural gas based on the applicable Henry Hub price and sell the LNG to the customer priced on the same index plus a fee. This fee covers the Company’s costs and shareholders’ return. The Company expects to generate a significant amount of predictable, stable cash flows annually, over the lives of the contracts, as the fixed fees are required to be paid even if customers elect to cancel or suspend deliveries of LNG cargoes. It is in contemplation of this fee structure, and other relevant factors considered pursuant to FASB ASC 350-20-35-3(c) or otherwise, that the Company concluded it was not more likely than not that the fair value of the LNG terminal reporting unit was less than its carrying value.

Consolidated Balance Sheets, page 64

2.	Please tell us why your issued and outstanding share amounts are the same even though you have shares held in the treasury.

Response: The Company concurs with the Staff’s assertion that outstanding shares are limited to any authorized shares held by or sold to the Company’s shareholders, exclusive of treasury stock held by the Company. The Company’s disclosure of 235.6 million shares of common stock issued and outstanding at December 31, 2015, does not purport to represent total shares of common stock issued. Instead, the Company has disclosed those shares which are both issued and outstanding. The number of shares of common stock issued would include those which are outstanding as well as those held in treasury.

The Company acknowledges its requirement, pursuant to Rule 5-02.29 of Regulation S-X, to disclose “the number of shares issued or outstanding, as appropriate (see § 210.4-07), and the dollar amount thereof.” In order to clarify the disclosure, the Company will revise its disclosure of the number of shares of common stock issued to reflect the total amount of issued shares in future filings.

Consolidated Statements of Cash Flows, page 68

3.	We note total share-based compensation stated in Note -13 Share-Based Compensation, does not agree to amounts disclosed in the statement of cash flows for fiscal year 2015. Please advise or revise.

Response: The Company acknowledges the Staff’s comment. The Company’s share-based compensation is comprised of awards classified as either equity- or liability awards which are accounted for pursuant to FASB ASC 718, Compensation - Stock Compensation, for equity-based payments to employees. While Note 13 to the Company’s consolidated financial statements reflects share-based compensation for all such awards regardless of classification, share-based compensation reported within the Consolidated Statements of Cash Flows excludes from its scope settlements of cash-settled liability awards recognized as share-based compensation expense which amounted to approximately $4.2 million for the year ended December 31, 2015. There were no cash-settled liability awards for the years ended December 31, 2014 and 2013. This presentation had no impact on net cash used in operating activities.

FASB ASC 230-10-45-18, Statement of Cash Flows, notes that entities shall determine and report cash flows from operating activities by adjusting net income of a business entity to remove both (a) the effects of all deferrals of past operating cash receipts and payments and (b) all items that are included in net income that do not affect net cash provided from, or used for, operating activities. Given the absence of a prescribed reporting format, the Company believes entities have latitude in how they present an indirect method reconciliation. However, given the Company’s Consolidated Statements of Cash Flows separately reconcile net loss to net cash used in operating activities by removing all items which do not affect net cash, the Company respectfully believes its exclusion of cash-settled award information from the reconciliation between net loss and net cash used in operating activities complies with the requirements described in FASB ASC 230-10-45-18 in removing only the effects of non-cash share-based compensation activity.

In order to increase transparency of total share-based compensation, the Company revised its Consolidated Statements of Cash Flows presentation of total share-based compensation in quarterly reporting on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, including comparative periods, such that amounts agree between statements and footnotes, and will revise the comparative period(s) in reporting as of and for the year ended December 31, 2016.

The Company concluded the comparative period adjustments were not material for additional disclosure in quarterly reporting on Form 10-Q pursuant to materiality analysis prescribed by Staff Accounting Bulletin (“SAB”) Topic 1.M, Materiality, as codified in FASB ASC 250-10-S55 and -10-S99, Accounting Changes and Error Corrections.

4.
Please tell us the nature of the other, net and other line items included in net cash used in operating activities and investing activities. Also, tell us your consideration of separately presenting material amounts include in those line items.

Response: The Company acknowledges the Staff’s request for additional information regarding other line items included in net cash used in operating and investing activities. Provided below is a summary of reported balances for ease of reference (in U.S. dollar thousands):

	Year Ended December 31,
	2015	2014	2013
Cash flows from operating activities
Adjustments to reconcile net loss to net cash used in operating activities - Other (1)	$959	$15,914	$(2,631)
Changes in operating assets and liabilities - Other, net (2)	39,980	1,977	(10,212)
Cash flows from investing activities
Other (3)	(131,128)	(66,862)	(33,667)

(1)
Other adjustments to reconcile net loss to net cash used in operating activities primarily consists of disposal costs associated with long-lived assets to be abandoned which were not a component of the Company’s liquefaction businesses and undistributed equity in losses or earnings associated with unconsolidated entities.

(2)
Other, net, adjustments included in the reconciliation of changes in operating assets and liabilities in the reconciliation of cash used in operating activities primarily consist of accrued interest expense, net of amounts capitalized, on convertible debt instruments which are payable in kind, and cash received from the lessors that are accounted for as lease incentives, offset by reductions in other current assets associated with operating activities, including prepaid expenses and margin deposits. Disclosure surrounding interest costs and cash paid during the year(s) for interest are disclosed separately in the consolidated financial statements.

(3)
Other cash flows from investing activities is primarily comprised of non-current asset advances made to municipalities for enhancements to water system asset infrastructure and other parties for road and pipeline infrastructure, as well as investments in or loans to unconsolidated entities.

The above presentation reflects the requirements described in FASB ASC 230.

In contemplation of the need to disaggregate this information for a financial statement user, the Company considered the usefulness of such information to a financial statement user, including quantitative and qualitative criteria prescribed by SAB Topic 1.M, as codified in FASB ASC 250-10-S55 and -10-S99.

Components of adjustments to reconcile net loss to net cash used in operating activities - other, and other, net, included in the reconciliation of net cash used in operating activities, represent no more than 8.3 percent of gross cash, cash equivalents and restricted cash1 used in operating activities during the comparative periods presented in the consolidated financial statements, and no single component represents more than five percent2 of gross cash, cash equivalents and restricted cash1 used in operating activities.

Other cash flows used in investing activities represents approximately one to two percent of gross cash, cash equivalents and restricted cash1 used in investing activities during the comparative periods presented in the consolidated financial statements. No single component represents more than five percent2 of gross cash, cash equivalents and restricted cash1 used in investing activities. Such cash flow or reconciling activities are not a principal source of cash flow activity of the Company and related balances are described in other disclosure in the consolidated financial statements. Accordingly, the Company does not believe it is probable that the judgment of a reasonable investor relying upon the consolidated financial statements would have been changed or influenced by additional disaggregation of the cash flow amounts. On this basis, the Company concluded cash flow or reconciling activity was not material for additional disaggregation.

Note 5 - Property, Plant and Equipment, page 78

5.
Please disclose actual depreciation expense for each year presented. Refer to ASC 360-10-50-1. Also, please explain why the changes in the accumulated depreciation accounts from December 31, 2014 to December 31, 2015 do not equal the amount of depreciation and amortization disclosed on the statements of operations and cash flows.

Response: The Company acknowledges the Staff’s request to reconcile depreciation and amortization between the Consolidated Statements of Cash Flows and Operations and the change in accumulated depreciation included in Note 5 to the consolidated financial statements, as well as the requirement to separately disclose actual depreciation expense for each year presented.

1 Consistent with the basis for which FASB ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, the Company believes a primary objective of the Consolidated Statements of Cash Flows is to provide relevant information about the sources and uses of the Company’s cash during a period and, therefore, it is most meaningful to consider the ultimate cash inflows and outflows of the Company, irrespective of whether those cash flows are to or from restricted cash accounts. Consequently, the Company’s assessment of materiality applied herein considers gross cash, cash equivalents and restricted cash. The Company intends to early adopt FASB ASU No. 2016-18 in reporting for the year ended December 31, 2016.
2 Contemplation of five percent considers balance sheet presentation requirements with other assets and liabilities outlined in Rule 5-02 of Regulation S-X which generally give rise to Consolidated Statements of Cash Flows activity. However, the Company’s assessment of materiality considers this as one of multiple inputs in assessing materiality.

Provided below is a reconciliation between reported depreciation and amortization included in the Consolidated Statements of Cash Flows and Operations and the change in accumulated depreciation outlined in Note 5 to the consolidated financial statements (in U.S. dollar millions):

Calculated change in accumulated depreciation of property, plant and equipment	$125.4
Impairment charges recorded to accumulated depreciation (4)	(55.1)
Retirement of fully depreciated property, plant and equipment	12.1
Amortization of other non-current assets	0.3
Reported depreciation and amortization	$82.7

(4)
Recorded impairment charges during the year ended December 31, 2015 primarily relate to a liquid hydrocarbon export project in Texas along the Gulf Coast. Such charges were recorded to accumulated depreciation in adjusting the carrying amount of the long-lived asset. The Company acknowledges guidance in FASB ASC 360-10-35-20, Property, Plant and Equipment, which notes that when an impairment loss is recognized, “the adjusted carrying amount of the long-lived asset shall be its new cost basis…[and] the new cost basis shall be depreciated (amortized) over the remaining useful life of the asset.” While FASB ASC 360-10 does not address the issue of whether it is appropriate to eliminate previously recorded accumulated depreciation on the impaired long-lived asset when adjusting the carrying amount of the long-lived asset, the Company believes the elimination of accumulated depreciation is most consistent with the FASB’s basis for applying fair value in the measurement of impairment charges and best reflects the Company’s decision to continue to own and operate the asset. Consequently, the Company reclassified the comparative December 31, 2015 presentation of impairment charges against the historic gross cost of the asset as part of fiscal 2016 quarterly reporting on Form 10-Q.

The Company concluded that the reclassification does not constitute a material change in the context of the overall consolidated financial statements for the relevant reporting period. In reaching this conclusion, the Company considered both quantitative and qualitative analyses as required by SAB Topic 1.M, as codified in FASB ASC 250-10-S55 and -10-S99.

The Company acknowledges the Staff’s comment with respect to disclosing actual depreciation expense for each year presented pursuant to FASB ASC 360-10-50. For the year ended December 31, 2015, depreciation of property, plant and equipment and amortization of other non-current assets was comprised of $82.5 million and $0.3 million, respectively. In future filings, the Company will specifically disclose depreciation expense associated with property, plant and equipment in the Property, Plant and Equipment note to the consolidated financial statements.

Cheniere Energy Partners, LP
Selected Financial Data, page 40

6.	It appears you inadvertently omitted net loss per common unit for fiscal year 2014. Please advise or revise. Refer to Item 301 of Regulation S-K.

Response: Cheniere Energy Partners, L.P. and its management team (the “Partnership”) respectfully acknowledges the Staff’s comment and advises the Staff that it inadvertently omitted net loss per common unit for fiscal year 2014. The Partnership respectfully proposes, with your consent, to make this change prospectively in future filings given the impending release of the Partnership’s annual report on Form 10-K for the year ended December 31, 2016, and the fact that net loss per common unit is appropriately presented in the Statements of Operations and notes to the consolidated financial statements.

Note 15 - Net Income (Loss) Per Common Unit, page 89

7.
We note your disclosure that the impact of the beneficial conversion feature is also included in earnings per unit for the years ended December 31, 2015, 2014 and 2013. Please tell us how the amounts are included in the loss per unit and why you did not include a line item in your reconciliations for the years presented related to the amortization of the beneficial conversion feature. Additionally, tell us why no amortization of the beneficial conversion feature is shown in your consolidated statements of partners’ equity for fiscal years 2014 and 2013.

Response: The Partnership respectfully acknowledges the Staff’s comment. As disclosed in Note 15 to the consolidated financial statements, the beneficial conversion feature is similar to a dividend that will be distributed with respect to any Class B unit from its issuance date through its conversion date, resulting in an increase in Class B unitholders’ equity and a decrease in common and subordinated unitholders’ equity. The Partnership amortizes the beneficial conversion feature using an effective yield of more than 800 percent. The amortization profile follows from the Partnership’s inability to apply an effective interest method due to the intrinsic value of the beneficial conversion feature associated with the Class B units exceeding the proceeds allocated and resulting in an initial carrying amount of the convertible instrument of zero. As a result, the Partnership concluded it was appropriate to use the “penny method” to amortize the beneficial conversion feature associated with Class B Units. As a result of applying the penny method, substantially all of the interest (or dividend) cost associated with the beneficial conversion feature will be recognized near the end of the discount amortization period. Application of the penny method was discussed with the Commission in response to comments received by Cheniere Energy Partners LP Holdings, LLC from the Staff of the Commission in 2013.

The absence of specific recognition and disclosure of the amortization of the beneficial conversion feature in the Partnership’s Consolidated Statements of Partners’ Equity for the fiscal years 2014 and 2013 is a consequence of the immaterial nature of amortization. Unrecognized amortization for the years ended December 31, 2014 and 2013 amounted to $6,368 and $54, respectively, which were recorded as a cumulative catch-up during the year ended December 31, 2015.

In accordance with FASB ASC 260, Earnings Per Share, and application of the two-class method in computing earnings per unit, the Partnership considered the amortization of the beneficial conversion feature, which represents a “deemed dividend”, as a deduction from net loss in arriving at net loss allocated to common unit holders. However, the Partnership did not reflect the impact of the beneficial conversion feature in net loss per unit for the years ended December 31, 2015, 2014 and 2013 as a consequence of the immaterial impact of the deemed dividend. The impact of the beneficial conversion feature would not result in a change in reported net loss per common unit reported for the years ended December 31, 2015, 2014 or 2013.

As included in the Partnership’s quarterly report on Form 10-Q for the quarter ended September 30, 2016, a cumulative catch-up was recognized in the loss per unit calculation during the nine month period ended September 30, 2016 to reflect the impact of the beneficial conversion feature. A line item was included in the Company’s reconciliation related to the amortization of the beneficial conversion feature.

In conjunction with prior period reporting, the Partnership considered materiality analysis prescribed by SAB Topics 1.M and 1.N, as codified in FASB ASC 250-10-S55 and -10-S99 in evaluating the prior period omissions.

Cheniere Energy Partners LP Holdings, LLC
Note 2 - Summary of Significant Accounting Policies
Accounting for Investment in Cheniere Partners, page 31

8.	Please provide us with your calculations of the changes in the suspended loss account from 2014 to 2015.

Response: Cheniere Energy Partners LP Holdings, LLC and its management team (“Holdings”) uses the equity method of accounting for its limited partner ownership interest in the Partnership. The equity method of accounting requires that Holdings’ investment in the Partnership be shown in its Consolidated Balance Sheets as a single amount. Holdings’ initial investment in the Partnership was recognized at cost, and this carrying amount is increased or decreased to recognize Holdings share of income or loss of the Partnership after the date of its initial investment in the Partnership’s units. As a result of Holdings’ historical negative investment in the Partnership, in consideration of the Partnership’s return to profitability not being imminent, and because Holdings is not obligated to fund losses or otherwise committed to provide further financial support, Holdings had a zero investment balance in the Partnership recorded on the Consolidated Balance Sheets as of both December 31, 2015 and 2014 and had suspended the use of the equity method for any additional losses. The suspended loss account is increased or decreased by Holdings share of the Partnership’s future losses or earnings, respectively.

Provided below is a roll forward of the suspended loss equity method investment account for Holdings between January 1, 2015 and December 31, 2015 (balances in U.S. dollar millions).

Balance - January 1, 2015	$(530.5)
Distributions (5)	(20.3)
Loss allocation (6)	(238.2)
Balance - December 31, 2015	$(789.0)

(5) Due to Holdings zero investment balance in, and suspended losses of, the Partnership as of both December 31, 2015 and 2014, Holdings recognized distributions that it received as a gain in its Consolidated Statements of Operations with a corresponding entry to increase the suspended loss account. Holdings is entitled to an initial quarterly cash distribution of $0.425 per common unit ($5.084 million based on its ownership interest in the Partnership), consistent with those which it received during the year ended December 31, 2015. The recognition principle is consistent with that of FASB ASC 323-10-35-17, Investments - Equity Method and Joint Ventures, which notes “dividends received from an investee shall reduce the carrying amount of the investment”. However, consistent with FASB ASC 323-10-35-20, such distributions are tracked within the suspended loss account and not otherwise included as a reduction of the carrying amount of the investment.

(6)
Holdings owns 11,963,488 common units, to which it is entitled to quarterly cash distributions from the Partnership. Holdings also owns 135,383,831 subordinated units of the Partnership. Collectively, these units represent approximately 75 percent of participating Partnership units which includes common, subordinated and general partner units. Although common and subordinated unitholders are not obligated to fund losses of the Partnership, their capital accounts, which would be considered in allocating the net assets of the Partnership were it to be liquidated, continue to share in losses, and thus are considered in-substance common stock. Pursuant to FASB ASC 323-10-35-4, “[u]nder the equity method, an investor shall recognize its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements rather than in the period in which an investee declares a dividend…An investor’s share of the earnings or losses of an investee shall be based on the shares of common stock and in-substance common stock held by that investor”. There are no intra-entity transactions, basis differences, effects of income taxes, other comprehensive income transactions or preferred dividends.

Cheniere Energy, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2016

9.	Please disclose the nature of the impairment charge and the facts and circumstances that resulted in your conclusion to record the amount.

Response: Impairment charges recorded during the nine month period ended September 30, 2016, correspond to a corporate airplane currently held and used. The Company acknowledges the requirements described by FASB ASC 360 to disclose a description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment, method for determining fair value and the segments in which the impaired long-lived asset is reported, all subject to materiality. The Company concluded the impairment charge was not quantitatively or qualitatively material for disclosure in contemplation of the SAB Topic 1.M. As a result of significant impairment charges during the fourth quarter of the year ended December 31, 2015, impairment expense is disaggregated on the Consolidated Statements of Operations for comparable and compatible presentation across all reporting periods.

Operating costs associated with the corporate airplane are not a component of the operating results of the Company’s reportable segments. Circumstances giving rise to the impairment of the long-lived asset relate to the potential disposition of the airplane in connection with the Company having initiated organizational changes and the associated operational focus to implement a strategy for sustainable, long-term stockholder value creation through financially disciplined investment. The method for determining fair value for purposes of long-lived asset impairment contemplated market-based appraisals. Management assessed underlying appraisal assumptions as consistent with the principles of FASB ASC 820, Fair Value Measurement.

The Company evaluated and concluded that the potential disposition of the corporate airplane did not meet the criteria for recognition as held for sale or discontinued operations, pursuant to FASB ASC 360 and FASB ASC 205-20, Presentation of Financial Statements - Discontinued Operations, respectively.

Cheniere Energy, Inc., Cheniere Energy Partners LP Holdings, LLC, and Sabine Pass Liquefaction, LLC
Forms 8-K filed January 15, 2016 and February 24, 2016

10.
You disclose a non-GAAP liquidity measure pre-tax CEI cash flow per share and pre-tax CEI cash flow per share (no CMI sales) which is inconsistent with Question 102.05 of the updated Compliance and Disclosure Interpretations related to Non-GAAP Measures issued May 17, 2016. Please tell us your consideration of the guidance in your presentation of these measures.

Response: We acknowledge the Staff’s comment and, consistent with such updated Compliance and Disclosure Interpretations, have not disclosed the non-GAAP liquidity measure pre-tax CEI cash flow per share or pre-tax CEI cash flow per share (no CMI sales) in documents filed or furnished with the Commission since the Form 8-K filed February 24, 2016, and will refrain from doing so in the future.

Very truly yours,

/s/ Michael J. Wortley

Michael J. Wortley
Executive Vice President and Chief Financial Officer

cc:	Sean Markowitz, Cheniere Energy, Inc.
George J. Vlahakos, Andrews Kurth Kenyon LLP
Meredith S. Mouer, Andrews Kurth Kenyon LLP